SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayer’s Enrollment of the Ministry of Finance No. (CNPJ/MF) 02.558.118/0001 -65 –
NIRE 533 0000 577 0
Publicly Held Company

NOTICE TO SHAREHOLDERS
Increase of Capital Stock

Telemig Celular Participações S.A. (“Company”), informs that the Extraordinary Shareholders' Meeting of the Company, held on May 10th, 2007, approved the increase of the capital stock in the amount of R$ 23,996,082.78 (twenty three million, nine hundred ninety-six thousand, eighty-two Reais and seventy-eight cents), upon the incorporation of part of the credit held by the parent shareholder Telpart Participações S.A. before the Company, under the form of a Special Premium Reserve, the value of which corresponding, in accordance with CVM Instruction number 319/99, to the amendments provided by CVM Instruction number 349/2001, to the effective tax benefit received by the Company, due to the amortization of the deferred assets in the financial year ended on December 31st, 2006.

Pursuant to what is provided for in the said CVM Instruction, in Article 171 of Law number 6,404/76, as well as in the Incorporation Agreement of the company “27 de Agosto Participações S.A.”, the shares issued by operation of the capitalization shall be directed to the parent shareholder Telpart Participações S.A., and the other shareholders shall be entitled to exercise their right of preference to subscribe those shares. The shareholders who exercise the right of preference shall pay directly to Telpart Participações S.A. the amounts related to the financial year of such right of preference.

The capital increase also keeps the same proportion of the number of shares of all existent types, and each shareholder shall exercise the right of preference proportionally to the identical shares it holds.

Next, further clarifications related to the capital increase:

1 – VALUE OF THE CAPITAL INCREASE:

R$23,996,082.78 (twenty three million, nine hundred ninety-six thousand, eighty-two Reais and seventy-eight cents).

2 – NUMBER AND TYPE OF SHARES TO BE ISSUED:

NUMBER OF SHARES	TYPES OF SHARES
1,623,072,542 (one billion, six hundred twenty-three million, seventy-two thousand, five hundred forty-two)	Nominative Ordinary and without par value
2,740,987,203 (two billion, seven hundred and forty million, nine hundred and eighty-seven thousand, two hundred and three)	Nominative Preferred and without par value

3 – ISSUIANCE AND SUBSCRIPTION PRICE:

R$ 8.0345 per lot of 1,000 ordinary shares;
R$ 3.9969 per lot of 1,000 preferred shares.

4. JUSTIFICATION OF THE ISSUANCE PRICE:

As approved in the Extraordinary Shareholders’ Meeting, which resolved on the capital increase, the calculation of the shares issuance price was based on the average of the daily quotations in the stock exchange of the last sixty (60) days before the said Meeting, pondered in accordance with the respective volume traded.

The issuance price shall be kept fixed during the term reserved for the exercise of the right of preference.

5 – TERM FOR THE EXERCISE OF THE RIGHT OF PREFERENCE:

The term for the exercise of the right of preference of the shareholders is thirty (30) days, as follows:

BEGINNING: May 11th, 2007	END: June 9th, 2007

6 – PROPORTION OF THE RIGHT:

In order to define the number of shares to subscribe, the shareholder shall multiply the number of shares it has on May 10th, 2007 by the following rate:

TYPES OF SHARES HELD	RATE PER SHARE	TYPE TO SUBSCRIBE
Ordinary	0.012200	Ordinary
Preferred	0.012200	Preferred

7. FORM OF PAYMENT:

Cash, upon subscription.

8 – QUALIFICATION TO SUBSCRIBE:

8.1 – The shareholders that hold shares on May 10th, 2007 shall be entitled to subscribe. The shares acquired as from May 11th, 2007 shall be deemed ex-right of preference for subscription to assignee.

8.2 – The shareholders holders of the shares who intend to negotiate their rights of preference for subscription, during the term for the exercise of the right of preference, shall request the right assignment document, which shall be issued by the receiver company of the book entry shares, Banco ABN AMRO Real S.A., or by the Custodian Entity.

8.3. – The Custodian Entities may only issue one sole assignment of the nominative right to each subscriber.

8.4 - The Custodian Entities may subscribe on its behalf, as trustee owner, up to the amount corresponding to the shares in custody.

8.5 – Once the assignment of the right is issued, and, in case of new disposal, there shall be required a certificate on the back side of the assignment of right, with the signature certified by a notary public.

8.6 – There shall not be accepted a copy of the assignment of right.

9 – DIVIDENDS:

The shares derived from this subscription shall not be entitled to the receipt of interest related to the financial year ended on December 31st, 2006 and shall be entitled to integral dividends related to the financial year ended on December 31st, 2007.

10 - SURPLUS:

There shall be no surplus of the right of subscription.

11 – GENERAL INSTRUCTIONS:

The shareholders shall go, within the term for the exercise of the right of preference, to a branch of Banco ABN AMRO Real S.A. to request the Share Subscription Bulletin, specifying the amount of shares to acquire.

12 – DOCUMENTATION FOR SUBSCRIPTION AND ASSIGNMENT OF RIGHT:

12.1 – Individual Person: Certified copies of ID Card and Individual Taxpayer’s Register Card of the Ministry of Finance (CPF) and document supporting the current address.

12.2 – Legal Entity: Certified copy of the Corporate Taxpayer’s Enrollment Card of the Ministry of Finance (CNPJ), Articles of Association or Bylaws, as well as the minutes of the meeting that elected the executive board in office, together with the certified copies of the ID Cards and supporting document of the current address of the Individual Taxpayer’s Register with the Ministry of Finance (CPF) and document supporting the current address of the legal representative.

12.3 – In case of representation by proxy, there shall be required the submission of the respective document, besides the documents mentioned above regarding the grantor.

13 – PLACE OF SERVICE PROVISION

Branches of Banco ABN AMRO Real S.A.

Brasília, May 10th, 2007.

Oscar Thompson
Director of Relations with Investors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.